United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M200
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M200	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS
DSM International B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,943,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,943,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,943,585

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03236M200	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Koninklijke DSM N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,943,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,943,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,943,585

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.9%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03236M200	13D	Page 3 of 7 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented by the following:

Pursuant to the SPA (as defined below), on November 20, 2018, the Issuer issued 1,643,991 shares of Common Stock to DSM International B.V. (“DSM International”) as consideration for certain agreements of  DSM Nutritional Products AG (“DSM Nutritional”) set forth in the Supply Agreement Amendment (as defined below).

In addition, on November 19, 2018, DSM International (i) exercised the anti-dilution warrants issued pursuant to the Securities Purchase Agreement dated as of May 8, 2017 (the “Tranche I Anti-Dilution Warrants”) in exchange for 964,837 shares of Common Stock at a price per share of $0.0015 and (ii) exercised the anti-dilution warrants issued pursuant to the Securities Purchase Agreement dated as of August 2, 2017 (the “Tranche II Anti-Dilution Warrants”) in exchange for 1,713,565 shares of Common Stock at a price per share of $0.0001. The exercise price for the Tranche I Anti-Dilution Warrants and the Tranche II Anti-Dilution Warrants was paid from the operating funds of DSM International.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Securities Purchase Agreement

On November 19, 2018, DSM Nutritional, an affiliate of DSM International, entered into Amendment No. 1 to the Supply Agreement dated as of December 28, 2017 (the “Supply Agreement Amendment”) with the Issuer. Pursuant to Section 2 of the Supply Agreement Amendment, on November 19, 2018, the Issuer and DSM International entered into a Securities Purchase Agreement (the “SPA”) pursuant to which DSM International acquired 1,643,991 shares of Common Stock (the “Securities”) from the Issuer. Under the terms of the SPA, the Issuer has agreed to file a resale registration statement on Form S-3 and to use commercially reasonable efforts to (i) cause such registration statement to become effective within 181 days following the date of the SPA and (ii) keep such registration statement effective until DSM International does not own any Securites or the Securities are eligible for resale under Rule 144 without regard to volume limitations.

CUSIP No. 03236M200	13D	Page 4 of 7 Pages

IP Lien Letter Agreement

Also on November 19, 2018, DSM Nutritional and the Issuer entered into a Letter Agreement (the “IP Lien Letter Agreement”) pursuant to which the Issuer has agreed (i) to cause the removal of certain existing liens on intellectual property owned by the Issuer and licensed to DSM Nutritional and (ii) if such liens are not removed prior to December 15, 2018, to issue to DSM International shares of Common Stock with a value equal to $5,000,000.

Warrant Agreements

The Issuer and DSM International have also entered into two agreements, each dated as of November 19, 2018 (the “Warrant Agreements”), in order to clarify (i) the current exercise price of the Cash Warrants issued pursuant to the Securities Purchase Agreement dated as of May 8, 2017 (the “Tranche I Cash Warrants”), (ii) the current exercise price of the Cash Warrants issued pursuant to the Securities Purchase Agreement dated as of August 2, 2017 (the “Tranche II Cash Warrants”) and (iii) certain terms of the Tranche I Anti-Dilution Warrants and Tranche II Anti-Dilution Warrants. Pursuant to the terms of the Warrant Agreements, the parties agreed that the exercise price for each of the Tranche I Cash Warrants and Tranche II Cash Warrants was $4.40 per share. In addition, the parties agreed that the Base Share Price (as defined in the applicable Securities Purchase Agreement) in the lowest-priced dilutive issuance was $4.40 per share.

The foregoing descriptions of the SPA, IP Lien Letter Agreement and Warrant Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) based on 71,910,536 shares of Common Stock outstanding on November 9, 2018, (ii) accounting for the issuance of 1,643,991 shares of Common Stock pursuant to the SPA, (iii) giving effect to the exercise of the Tranche I Anti-Dilution Warrants and the Tranche II Anti-Dilution Warrants and (iv) assuming issuance of 7,936,232 shares of Common Stock issuable upon exercise of the Tranche I Cash Warrants and the Tranche II Cash Warrants.

CUSIP No. 03236M200	13D	Page 5 of 7 Pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
DSM International B.V.	20,943,585	24.9%	0	20,943,585	0	20,943,585
Koninklijke DSM N.V.	20,943,585	24.9%	0	20,943,585	0	20,943,585

The securities reported herein are held of record by DSM International and include (i) 13,007,353 shares of Common Stock, (ii) 3,968,116 shares of Common Stock issuable upon exercise of the Tranche I Cash Warrants and (iii) 3,968,116 shares of Common Stock issuable upon exercise of the Tranche II Cash Warrants.

DSM International is a wholly owned subsidiary of Koninklijke DSM N.V., which is a publicly traded company with securities listed on the Amsterdam Stock Exchange. Accordingly, Koninklijke DSM N.V. may be deemed to share beneficial ownership of the securities held of record by DSM International.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by the following:

Item 4 above summarizes certain provisions of the SPA, IP Lien Letter Agreement, and Warrant Agreements and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Statement, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 03236M200	13D	Page 6 of 7 Pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit Number	Description
4
Securities Purchase Agreement, dated November 19, 2018, by and between Amyris, Inc. and DSM International B.V. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 26, 2018).

5
Letter Agreement, dated November 19, 2018, by and between Amyris, Inc. and DSM Nutritional Products Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 26, 2018).

6	Agreement, dated November 19, 2018, by and between Amyris, Inc. and DSM International B.V.

7	Agreement, dated November 19, 2018, by and between Amyris, Inc. and DSM International B.V.

CUSIP No. 03236M200	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2018

DSM International B.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America